

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

May 3, 2010

Potash Corporation of Saskatchewan
Wayne R. Brownlee-Chief Financial Officer
Suite 500, 122 – 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3.

      Re: Potash Corporation of Saskatchewan
             Form 10-K for the fiscal year ended December 31, 2009
             File Number: 001-10351

Dear Mr. Brownlee:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Joseph A. Foti
                S.A.C.A